Exhibit 99.1

TOP IMAGE SYSTEMS LTD.
2 Habarzel Street
Ramat Hahayal, Tel-Aviv
Israel
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
February 9, 2009

        Notice is hereby given that the Annual Meeting of the Shareholders of Top Image Systems Ltd. (the “Company”) will be held at the Company’s offices at 2 Habarzel St., Ramat Hahayal, Tel Aviv, Israel, on February 9, 2009 at 10 a.m. (local time) (the “Meeting”) for the following purposes (the “Agenda”):

(1)	To elect four directors for the coming year.

(2)	To elect one external director.

(3)	To appoint Kost, Forer & Gabbay as the independent public accountants of the Company for the year ending December 31, 2008 and for the year ending December 31, 2009, and to authorize the board of directors of the Company (the “Board of Directors”) to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company (the “Audit Committee”).

(4)	To approve the terms of compensation of the Company’s directors (the “Directors”) for 2008 and for 2009.

(5)	To approve the grant of options to the Directors pursuant to the Company’s option repricing program.

(6)	To review the Company’s consolidated Financial Statements for the year ended December 31, 2007.

        Shareholders of record at the close of business on January 12, 2009 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

Review of Documents

        Prior to the Record Date, the Company published a press release which is available on the website of the U.S. Security and Exchange Commission (the “Commission”) at http://www.sec.gov, on the Israel Securities Authority’s website at http://www.magna.isa.gov.il, on the Tel Aviv Stock Exchange site http://www.tase.co.il (both, the “Distribution Sites”) and on the Company’s website at www.TopImageSystems.com and made this notice and proxy statement available on the Distribution Sites, together with related proxy card and financial statements for the year ended on December 31, 2007. Shareholders also may review a copy of all the abovementioned documents at the Company’s offices at the address stated above during regular working hours and subject to prior appointment (Tel: +972-3-7679100). Shareholders are entitled to receive a copy of the proxy statement, the proxy card, all position notices and the annual report at their request from the Company. Though it is not obligated to do so, the Company intends to mail the notice, the proxy statement and a proxy card to its shareholders on or about January 15, 2009.

        Each member of the Tel Aviv Stock Exchange (“TASE”) will email, without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the TASE member, unless he or she notified the TASE member that he or she is not interested in receiving such link or wishes instead to receive the proxy statement, the proxy card and the position notices by regular mail in consideration of mailing costs.

Voting

        Shareholders who do not expect to attend the Meeting in person are requested to print out, mark, date, sign the proxy card posted with the proxy statement and mail it as promptly as possible to the Company’s above-listed address. A shareholder who receives a proxy card by mail may mark, date, sign and mail the proxy card received by mail.

        Shareholders who hold their shares through members of the TASE who wish to vote their shares, in person or by proxy, should obtain a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000, as proof of ownership of the shares, present such certificate at the Meeting or attach it to a duly executed proxy card. Such certification may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request will have been submitted with respect to a specific securities account.

Submission of Proxy Card

        A duly executed proxy card must be received by the Company no later than February 7, 2009 10:00 a.m. (Israel time), i.e. 48 hours before the Meeting, in order to be counted in the vote to be held on the Meeting.

Submission of Position Notices

        A shareholder of the Company may address the Company’s shareholders in writing through the Company in an attempt to influence the manner in which the shareholders will vote with regard to any proposal. Position notices must be submitted to the Company no later than 10 days after the record date. Any position notice submitted to the Company at a later date will be ignored.

Voting through Agent; No Internet Voting

        A shareholder may appoint a voting agent to vote in his or her place by way of signing a writ of appointment in accordance with the Company’s Articles of Association.

        The Company does not allow voting through the Internet.

By Order of the Board of Directors, TOP IMAGE SYSTEMS LTD. Izhak Nakar Chairman of the Board of Directors

Date: January 5, 2009

PROXY STATEMENT
TOP IMAGE SYSTEMS LTD.

2 Habarzel Street
Ramat Hahayal, Tel-Aviv
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

February 9, 2009

        The board of directors (the “Board of Directors”) of Top Image Systems Ltd. (the “Company”) hereby solicits a proxy for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on February 9, 2009 at 10:00 a.m. (Israel time), or at any adjourned date thereof.

VOTING PROCEDURES

        Shareholders of the Company who are unable to attend the Meeting in person are requested to complete, date and sign the form of proxy card (the “Proxy Card”) posted with the notice and return it promptly to the Company . A shareholder who holds its shares in “street name” (meaning in the name of a bank, broker or other record holder), must either direct the record holder of its shares on how to vote such shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. The Proxy Card and these proxies shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law of 1999 (the “Companies Law”). A shareholder who receives the Proxy Card by mail may complete, date and sign the Proxy Card and return it to the Company in a pre-addressed envelope which is included in the mailing.

        In order for the shares to be counted, a duly executed Proxy Card (or proxies obtained from the record holders) must be received by the Company’s Transfer Agent or by the Company at 2 Habarzel St., Ramat Hahayal, Tel Aviv, Israel c/o Ms. Gili Shalita, CFO, at least 48 hours prior to the Meeting, that is on or before February 7, 2009 at 10 a.m. Israel time. With respect to shares that are held through a member of TASE, the Proxy Card should be accompanied by the proper proof of ownership as described in the Notice of Annual General Meeting of the Shareholders. The persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel (“NIS”) 0.04 of the Company, (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the Proxy Card. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for Directors set forth herein. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” a proposal, although they will be counted in determining whether a quorum is present.

        The proxy solicited hereby may be revoked, no later then 24 hours prior to the Meeting, by delivering a written revocation to Ms. Gili Shalita, interim CFO of the Company. Such Proxy revoking shareholder may vote by attending the Meeting. The Company expects to publish this Proxy Statement and the enclosed form of Proxy Card to shareholders on or about January 5, 2009. Directors, officers and employees of the Company may also solicit proxies by telephone, telefax, email and personally.

        Except with regard to Position Notices as described below, the Company will bear the cost of the preparation and publication of its proxy materials and the solicitation of proxies.

SHAREHOLDERS’ POSITION NOTICES

        The Companies Law provides that, with regard to those matters that may be voted upon by proxy, the Board of Directors or any shareholder of the Company may address the Company’s shareholders in writing through the Company in an attempt to influence the manner in which the shareholders will vote (a “Position Notice”). Position Notices will be submitted to the Company no later than the close of business on January 21, 2009. The Company may respond to such Position Notices no later than five days afterward.

        The Company will publish all Position Notices which have been submitted in a timely manner available to the public through the following websites: http://www.tase.co.il., http://www.magna.isa.gov.il and http://www.sec.gov. Copies of such Position Notices may also be obtained for no charge at the Company’s offices (at the address listed at the beginning of this Proxy Statement). The Company will also send to each record holder a copy of each Position Notice timely submitted to it no later then 5 days after receiving such Position Notice. The Company will be entitled to reimbursement from the shareholder who provides such Position Notice for the reasonable cost incurred in sending the Position Notice to the shareholders. In case of a Position Notice sent by shareholder/s holding shares of the Company having a value of NIS 10,000 or more, (determined according to the closing price of the Ordinary Shares on the day immediately preceding the Record Date), such fees will not exceed NIS 200 (approximately $55).

INSPECTION OF PROXY CARDS

        One or more holders of the Company’s Ordinary Shares representing five percent or more of the total voting rights of the Company and also one or more holders of such a percentage of the voting rights not held by a controlling shareholder (as defined under Section 268 to the Companies Law) will be entitled to inspect Proxy Cards in accordance with the provisions of Regulation 10 of the Israeli Companies Regulation (Proxy Forms and Position Notices) – 2005.

        As of December 23 2008, the total number of Ordinary Shares representing 5% of the total number of voting rights of the Company is approximately 446,282 shares.

        As of December 23, 2008, the total number of Ordinary Shares representing 5% of all voting rights of the Company not held by a controlling shareholder as set forth above is approximately 300,023 shares.

RECORD DATE QUORUM AND REQUIRED MAJORITY

        Only holders of record of Ordinary Shares at the close of business on January 12, 2009 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. On December 23, 2008 8,925,638 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. All of the shareholders of the Company have the same voting rights.

        The attendance at the Meeting of two or more shareholders, personally, by their representatives or by proxy, who hold 33 1/3% of the voting power of the Company will constitute a quorum for the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week, at the same time and place, with no need for any notice to the shareholders. If there is no quorum present at a postponed meeting, the meeting may be postponed to another date.

        Except for the election of an external Director and the approval of the terms of such external Director’s compensation, the resolutions set forth in this Proxy Statement require a simple majority the total number of votes cast at the meeting, whether such votes cast are in person or by proxy.

        The election of an external Director and the approval of the terms of such external Director’s compensation require a simple majority the total number of votes cast at the meeting, whether such votes are cast in person or by proxy, provided that either:

—	the majority includes at least a third of the votes of non-controlling shareholders who are present in person or by a proxy, where abstentions will not be counted as votes; or

—	the total number of shares held by non-controlling shareholders who voted against the election of the external Director does not exceed one percent of the aggregate voting rights in the company.

        Each shareholder that delivers a signed proxy to the Company must indicate on the appropriate place on the proxy, whether or not that shareholder is a controlling shareholder in connection with the approval of the resolution to appoint an external Director, as defined below. In the absence of indication whether a shareholder is a controlling shareholder with regard to the approval of resolution, such shares will not be voted in such resolution and will be deemed to have abstained.

        “Control” in the Companies Law is defined as: “the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of the means of control of the corporation.” “Means of control” of a corporation is defined as: “(i) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (ii) the right to appoint directors of the corporation or its general manager.”

PRINCIPAL SHAREHOLDERS

        The following table shows as of December 23, 2008, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and all Directors and officers as a group.

Name	Number of Shares Beneficially Owned		Percentage of Shares[3]

Charter TiS LLC ("Charter")	1,687,810		17.1%

Skiritai Capital LLC	1,237,367		12.5%

All executive officers and directors as a group	2,917,065	(1)(2)	29.6%

(1)	Includes vested options to purchase an aggregate of 936,698 Ordinary Shares held by officers and Directors of the Company prior to the implementation of the repricing program described in proposal no. 5.

(2)	Includes 1,237,367 Ordinary Shares held by Lyron Bentovim, a Director, as the beneficial holder of the shares owned by Skiritai Capital LLC.

(3)	The percentage of shares is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares of the Company and the number of shares that such individual has the right to acquire within 60 days.

REPORTING REQUIREMENTS

        The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. The Company’s filings are also available to the public on the Commission’s website at http://www.sec.gov.

        As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of the Notice and this Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSALS ON THE AGENDA OF THE MEETING

1.	PROPOSAL TO ELECT DIRECTORS

The Board of Directors has unanimously recommended the persons named below for election as Directors to serve until the next annual general meeting of the shareholders of the Company.

The following table provides certain relevant information concerning the nominees, including their principal occupations during the past five years and backgrounds:

Nominee	Age	Principal Occupation and Background

Izhak Nakar	56	Izhak Nakar founded the Company, served as its Chief Executive Officer and Chairman from inception until December 2001 and continues to serve on the Board of Directors since then. Mr. Nakar has co-founded several technology companies including the Company and TopGuard (acquired by Elron Software NASDAQ:ELRN), e-Mobilis and has founded Anir Vision and NIR 4 YOU TECHNOLOGY. Mr. Nakar served in the Israel Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the "Israel Defense Award," bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the "Man of the Year Award" in Business and Management ('95-'96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan chamber of Commerce.

Elie Housman	71	Elie Housman has been a Director of the Company since May 2000 and a member of the Company's audit committee (the "Audit Committee") since 2002. Mr. Housman was a principal at and consultant to Charterhouse from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Prior to Charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer. Mr. Housman was also the Chairman of Novo Plc. of London, a leading company in the broadcast storage and services industry. At present, Mr. Housman is a director of three public companies, ICTS International, N.V., a prominent aviation security company and EVCI Career Colleges Incorporated. In addition, Mr. Housman serves as a director of Bartech Systems International, Inc., which is a privately held companies in the United States. Mr. Houseman is also the Chairman and CEO of Inksure Technologies. Elie Housman will serve as a Director possessing financial and accounting expertise as determined by the Company following Section 92(a)(12) of the Companies Law.

Dr. Ido Schechter	48	Dr. Ido Schechter has been the CEO of the Company since January 2002. From January 2001 until he became CEO, Dr. Schechter was Vice President of TiS' ASP2, an initiative of the Company to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that Dr. Schechter had been the Company's Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel. Dr. Schechter serves on the Board of Directors since December 2005.

Lyron Bentovim	39	Lyron Bentovim is a Portfolio Manager for Skiritai Capital LLC, an investment advisor based in San Francisco which holds approximately 12.5% of the issued and outstanding capital stock of the Company. He has over 15 years of industry experience, including his experience as a member of the board of directors at Three-Five Systems, Sunrise Telecom, and Argonaut Technologies. Prior to Skiritai Capital LLC, Mr. Bentovim served as the President, COO, and co-founder of WebBrix Inc. Additionally, Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group and McKinsey & Company. As a Senior Engagement Manager, Mr. Bentovim advised many Fortune 1000 companies in the Financial Services, Insurance, Retail, and Manufacturing sectors. During his consulting career, Mr. Bentovim assisted companies in exploring and developing solutions in the areas of strategic planning and operational improvements. Mr. Bentovim is experienced in evaluating Global 500 organizations and implementing strategies designed to streamline processes, reduce inefficiencies and achieve significant overhead reductions. Mr. Bentovim has a MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem.

        The Board of Directors met 7 times during the fiscal year ended December 31, 2008, and acted 4 time by unanimous consent in writing. Each of the Directors attended (in person or by proxy) no fewer than 75% of those meetings.

Remuneration of Officers and Directors

        For the year ended December 31, 2007, the compensation paid, and value of benefits in kind granted, to Dr. Ido Schechter, the Company’s Chief Executive Officer, was $422,000, which was comprised of a base salary of $332,000 and $90,000 paid to provide for automobile allowance, pension, retirement, severance, vacation or similar benefits. The compensation paid to all other persons, as a group, who were, at December 31, 2007, Directors or members of our administrative, supervisory or management bodies during that time was $1,148,000.

        In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the nominees listed below.

        If any of such nominees is unable to serve, the person named in the Proxy Card will vote the shares for the election of such other nominees as the Board of Directors may propose. The nominees have advised that they will serve as Directors if elected.

        For each individual nominee to the Board of Directors, the vote will separate.

        RESOLVED, to elect Izhak Nakar, Elie Housman, Ido Schechter and Lyron Bentovim as Directors to serve until the next annual general meeting of the Company.

        The Board of Directors recommends that the shareholders vote “FOR” the election of each of Izhak Nakar, Elie Housman, Ido Schechter and Lyron Bentovim as Directors to serve until the next annual general meeting of the shareholders of the Company.

2.	PROPROSAL TO ELECT AN EXTERNAL DIRECTOR

        Israeli law requires that the Company have two external Directors in office at all times. An external Director is appointed for a period of three years that may be extended for one additional three year period. A person may not be appointed as an external Director if he or she or his or her relative, partner, employer or any entity under his or her control, has or had, on or within the two years preceding the date of such appointment, any affiliation with the company or with an entity controlling, controlled by or under common control with the company. The term “affiliation” includes an employment relationship, a regular business or professional relationship, control and service as an office holder. A person may not be appointed as an external director if such person’s position or business activities create or may create a conflict of interests or interfere with such person’s ability to serve in the capacity of an external director.

        Under the Companies Law and regulations promulgated under it, a person is qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional competence. At least one of the external directors must have accounting and financial expertise.

        At the last annual meeting, two external Directors, Mr. Asael Karfiol and Ms. Aliza Sharon were appointed for a three-year term. Ms. Sharon recently resigned. Therefore, a new external Director must be appointed. It is recommended that Ms. Lior Lurye be appointed as an external Director for a three-year term. Ms. Lurye has declared and warranted to the Company that all the conditions mandated by the Companies Law have been fully satisfied. It is noted that the Board of Directors has determined that Mr. Karfiol has accounting and financial expertise required for purposes of the Companies Law and in order to qualify as a financially sophisticated Audit Committee member required under Nasdaq rules.

        The following table provides certain relevant information concerning the recommended external Director, including her principal occupation during the past five years:

Nominee	Age	Principal Occupation

Lior Lurye	42	Lior Lurye , I.D. no 22685648, is an Israeli citizen and her address is 26 Shlomo Ben Yosef, Ramat Aviv C, Tel Aviv. Ms. Lurye is CEO and owner of Lior Lurye Computer Applications Ltd. and controls Nituah Management Services Ltd. For approximately 10 years, in the context of both companies, she has engaged in the provision of technical and business counsel to companies with regard to information systems, cellular application systems, Internet, CRM and telephony, call centers and automatic services on the Internet. She is also active in foreign real estate investments. She has an Executive MBA, cum laude, from the University of Tel Aviv and a B.Sc. in Mathematics and Computer Science from Touro College.

        Ms. Lurye will be entitled to receive options to purchase shares of the Company the number, exercise price, vesting and other conditions of which will be under the same conditions as govern the award of options to officers and Other Directors (as that term is defined in the Companies Regulations (Rules with Regard to Compensation and Expenses to External Directors), 2000).

        The shareholders are requested to adopt the following resolution:

        RESOLVED, to elect Ms. Lior Lurye as an external Director to serve for a period of three years.

        The Board of Directors recommends that the shareholders vote “FOR” the election of Ms. Lurye as external Director.

3.	PROPOSAL TO APPOINT THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY

        The Board of Directors recommended and upon such recommendation, at the last annual meeting, the shareholders appointed the accounting firm of Kost, Forer & Gabbay (a member of Ernst & Young Global) as independent certified public accountants of the Company for the year ending December 31, 2007. The Board of Directors believes that the selection of Kost, Forer & Gabbay as independent accountants is appropriate and in the best interests of the Company and its shareholders. The firm of Kost, Forer & Gabbay has audited the Company’s books and accounts and performed other accounting services for the Company since 2003.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to appoint Kost, Forer & Gabbay as the independent public accountants of the Company for the years ending December 31, 2008 and December 31, 2009, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The Board of Directors recommends that the shareholders vote “FOR” the appointment of Kost, Forer & Gabbay as the independent public accountants of the Company for the years ending December 31, 2008 and December 31, 2009.

4.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF THE DIRECTORS OF THE COMPANY FOR 2008 and 2009

Pursuant to Israeli law, the terms of compensation of members of the Board of Directors require approval of the Audit Committee, the Board of Directors and shareholders of the Company. Accordingly, the Audit Committee and the Board of Directors have resolved and recommend the following:

1.	In 2008, Mr. Elie Housman, Mr. Izhak Nakar, Mr. Hezy Yeshurun and Mr. Lyron Bentovim received as compensation for their service NIS48,752, NIS30,763, NIS28,077 and NIS0 (approximately US$12,501, US$7,888, US$7,379 and US$0), respectively In 2009, each Director will receive compensation for his service as a member of the Board of Directors, in the amount of NIS15,570 (approximately US$4,078) per year and NIS3,000 (approximately US$769) for each meeting of the Board of Directors or a committee in which they participated or will participate.

2.	In 2008, each of Mr. Asael Karfiol and Ms. Aliza Sharon served on both the Board of Directors and the Audit Committee and received compensation in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000 (the “Rules”). The amount paid to them was NIS56,645 and NIS38,645 (approximately US$14,524 and US$9,909), respectively. In 2009, each of Mr. Karfiol and Ms. Lior Lurye will serve on both the Board of Directors and the Audit Committee, and will receive compensation for his or her service in accordance with the Rules, in the amount of NIS 27,075 (approximately US$6,942) per year and an amount of NIS 2,120 (approximately US$544) for each meeting of the Board of Directors or of the Audit Committee in which they will participate.

3.	Dr. Schechter has waived both for 2008 and 2009 any separate compensation in return for serving as a Director in excess of his compensation as the Chief Executive Officer of the Company in accordance with proposal no. 4.

        The Audit Committee approved the above compensation for the Directors on January 1, 2009. The Board of Directors approved the above compensation for the Directors on January 1, 2009.

        RESOLVED, to approve the terms of compensation of the Directors of the Company for 2008 and 2009 as proposed above.

        The Board of Directors expresses no recommendation as to the vote on the above resolution.

5.	PROPOSAL TO APPROVE THE GRANT OF OPTIONS TO THE COMPANY’S DIRECTORS PURSUANT TO THE COMPANY’S OPTIONREPRICING PROGRAM

        Background:

        As provided in the Company press release furnished to the Commission on Form 6-K on January 2, 2008, the Board of Directors decided to offer the Company’s vested option holders, including Directors, officers and employees, the opportunity to surrender their “underwater” vested options and be issued a number of new options, each having an exercise price of $1.30 per share. The Company expects that options to purchase 1.5 million of the Company’s shares having an average exercise price of $3.17 a share will be surrendered by the option holders. The number of options to be issued shall be determined by an external appraiser based on a formula that takes into account the number of the Company’s shares subject to the original options, the date on which the options were granted and the original exercise price such that the total value of the options held by each option holder before and after the surrender of the original options and grant of the new options will remain the same. Except for the exercise price and the number of the Company’s shares subject to the option, each new option will have the same terms as the original option and will expire on the expiration date of the original option. The repricing program will not require any amendment to the Company’s option plans. The effective date of the new options is January 1, 2009. The program will not affect the Company’s Profit and Loss Statement.

        While the total number of options issuable to the Directors has not been calculated, the formula governing the number of options to be issued as against surrender of vested options will be applied equally to all the vested option holders, whether employees, officers or Directors. The total number of options issued to the Directors will not exceed 250,000.

        Pursuant to the Companies Law, the grant of option to the Directors requires the approval of the Audit Committee, the Board of Directors and the shareholders.

        The Audit Committee and the Board of Directors approved the grants of options to the Directors pursuant to the repricing program on December 16, 2008.

        RESOLVED, to approve the grants of options to the Directors pursuant to the terms of the repricing program described in proposal no. 5.

        The Board of Directors makes no recommendation with regard to the approval of the grant of options to the Directors.

6.	REVIEW OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007

        A copy of the Company’s audited consolidated financial statements for the year ended December 31, 2007 is available on the Company’s website at www.TopImageSystems.com and on the Distribution Sites.

        At the Meeting, the Directors will present the annual report, the audited consolidated financial statements for the year ended December 31, 2007, and the auditor’s report in respect thereof and will answer appropriate questions with regard to them.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their proxies promptly in order, among other things, to insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors Izhak Nakar Chairman of the Board of Directors

Tel Aviv, Israel

Date: January 5, 2009